Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 2 to Registration Statement No. 333-141345 on Form N-1A of our report dated July 29, 2009, relating to the financial statements and financial highlights of Stone Harbor Investment Funds (the “Trust”), comprising the Stone Harbor High Yield Bond Fund and the Stone Harbor Emerging Markets Debt Fund, appearing in the Annual Report on Forms N-CSR of the Trust for the year ended May 31, 2009, and to the references to us under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm and Financial Statements” in the Statements of Additional Information, which are parts of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado

September 24, 2009